Exhibit (a)(1)(H)

Thoma Bravo Completes Tender Offer for Outstanding Shares of Instructure

SAN FRANCISCO and SALT LAKE CITY – March 23, 2020 – Thoma Bravo, LLC, a leading private equity firm focused on the software and technology-enabled services sector, today announced that it has successfully concluded its cash tender offer to purchase all of the outstanding shares of common stock of Instructure (NYSE:INST).

The tender offer expired as scheduled at one minute after 11:59 p.m. Eastern Time on March 20, 2020. As of expiration, 24,828,913 shares had been validly tendered and not withdrawn from the tender offer, representing approximately 64.4 percent of the aggregate voting power of Instructure’s outstanding shares of common stock. All of such shares have been accepted for payment in accordance with the terms of the tender offer, and Thoma Bravo expects to promptly pay for such shares.

Thoma Bravo will now complete a second-step merger in which any remaining shares of Instructure common stock will be converted into the right to receive an amount in cash equal to the per share price paid in the tender offer, without interest and less any required withholding taxes. Upon completion of the transaction, which is expected to happen on March 24, 2020, Instructure will become a privately held company.

Kirkland & Ellis served as the legal adviser to Thoma Bravo. J.P. Morgan Securities served as exclusive financial adviser to Instructure and Cooley LLP served as its legal adviser.

About Thoma Bravo, LLC

Thoma Bravo is a leading private equity firm focused on the software and technology-enabled services sectors. With a series of funds representing more than $35 billion in capital commitments, Thoma Bravo partners with a Company’s management team to implement operating best practices, invest in growth initiatives and make accretive acquisitions intended to accelerate revenue and earnings, with the goal of increasing the value of the business. Representative past and present portfolio companies include industry leaders such as ABC Financial, Blue Coat Systems, Deltek, Digital Insight, Frontline Education, Global Healthcare Exchange, Hyland Software, Imprivata, iPipeline, PowerPlan, Qlik, Riverbed, SailPoint, SolarWinds, SonicWall, Sparta Systems, TravelClick and Veracode. The firm has offices in San Francisco and Chicago.

About Instructure

Instructure helps people grow from the first day of school to the last day of work. More than 30 million people use the Canvas Learning Management Platform for schools and the Bridge Employee Development Platform for businesses. More information at www.instructure.com.

Thoma Bravo Media Contact

Megan Frank, 212-731-4778, mfrank@thomabravo.com

or

Finsbury

Andrew Johnson, 914-497-5138, andrew.johnson@finsbury.com

Instructure Media Contact

Cory Edwards, 801-869-5258, cory@instructure.com

or

Kekst CNC

Ross Lovern, 212-521-4800, ross.lovern@kekstcnc.com

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